EXHIBITS
EXHIBIT 7.1

Calculation of Ratio of Earnings to Fixed Charges
	2007	2006	2005	2004

Pre-tax income from continuing operations before income from equity investees	42,342	37,957	37,444	26,644
Total fixed charges	2,380	2,258	1,958	1,685
Distributed income from equity investees	6,955	5,488	6,709	4,190
Less: interest capitalised	667	564	427	207
Less: preference security dividend requirements of consolidated subsidiaries	–	–	7	9

Total earnings	51,010	45,139	45,677	32,303

Interest expensed and capitalised	1,775	1,713	1,494	1,267
Interest within rental expense	605	545	457	409
Less: preference security dividend requirements of consolidated subsidiaries	–	–	7	9

Total fixed charges	2,380	2,258	1,958	1,685

Ratio earnings/fixed charges	21.43	19.99	23.33	19.17

E1     Royal Dutch Shell plc